June 25, 2021

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attn: Cara Wirth, Dietrich King

CM Life Sciences II Inc.

Registration Statement on Form S-4

Filed May 14, 2021
File No. 333-256127

Dear Suying Li and Doug Jones:

On behalf of our client, CM Life Sciences II Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced proxy statement filed on May 14, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated June 10, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Proxy Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Proxy Statement as filed.

Registration Statement on Form S-4 Filed May 14, 2021 Cover Page

1.	Please revise to include the implied exchange ratio/per share amount or disclose how it will be calculated. If shareholders will not know the exact exchange ratio at the time of the shareholder vote, please revise to state as much.

Response: The Company has revised the cover to disclose the implied exchange ratio.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 42

2.	Please state the implied exchange ratio referred to in this section.

Response: The Company has revised the disclosure on page 43.

US Securities and Exchange Commission June 25, 2021

3.	Please disclose how the 110,463,733 shares for former SomaLogic stockholders was determined. Additionally, reconcile this amount to your disclosure elsewhere in the filing that at least 120,000,000 shares of Class A common stock are to be issued to the former SomaLogic stockholders as merger consideration.

Response: The Company has updated the number of shares of former SomaLogic stockholders contained in certain pro forma tables on pages 30, 43 and 114 and updated the disclosure to include an explanation of how the number was determined. The Company notes that the revised share number in such pro forma tables was determined by multiplying the updated exchange ratio (0.8426) as determined pursuant to the Business Combination Agreement by the number of issued and outstanding shares of SomaLogic common stock prior to consummation of the Business Combination, after giving effect to the conversion of the SomaLogic preferred stock and excluding shares underlying issued and outstanding options to acquire SomaLogic stock that may be exercised in the future. We note further that the Company has updated the shares of Class A common stock to be issued to the former SomaLogic stockholders as merger consideration throughout the Proxy Statement, notably in the beneficial ownership table on page 286 to assume no cash redemptions will be elected by current SomaLogic stockholders. This results in 125,000,000 shares of Class A common stock to be issued to the former SomaLogic stockholders as merger consideration. We note that the Company has included additional disclosure to reconcile the difference between the share number included in the pro forma tables and the 125,000,000 shares used elsewhere in the Proxy Statement, which is attributable to the exclusion of certain shares underlying issued and outstanding options to acquire SomaLogic stock from the number included in the pro forma tables.

Risks Related to CMLS II and the Business Combination, page 87

4.	We note your general risk factor beginning on page 87 regarding the different interests that certain members of the board and officers of CMLS II have in the Business Combination that are different from or are in addition to the interests of other stockholders. Please add a new risk factor to describe the specific risks and conflicts of interest associated with, or arising from, Mr. Casdin’s roles with both CMLS II and SomaLogic during the negotiation of the Business Combination and in connection with its consummation. In this regard, we note he served on the board of directors of the target, SomaLogic, while it negotiated the Business Combination with the acquirer, CMLS II, where he was also serving on the board of directors and was the chief executive officer. In addition, at the same time he was a direct or indirect owner of securities in both companies. The risk factor should address the limitations of measures taken to mitigate the effects of conflicts arising from Mr. Casdin’s roles on both sides of the transaction, such as his recusal on March 21, 2021 from discussions and any vote by the CMLS II board on whether to proceed with the proposed Business Combination with SomaLogic. Please make conforming revisions throughout the prospectus where you discuss conflicts.

Response: The Company has revised the disclosure on page 89.

US Securities and Exchange Commission June 25, 2021

Background of the Business Combination, page 140

5.	We note your statements on page 141 that “[a]fter our IPO, our officers and directors, leveraging their experience in the life science industry, began evaluating prospective businesses or assets to acquire in our initial business combination. A number of companies were of potential interest to CMLS II based upon the management team’s experience in the life sciences industry, including SomaLogic” and “[o]n March 4, 2021, CMLS II held a board meeting and reviewed potential target companies for a business combination, including SomaLogic.” Please revise your disclosure to include the number of potential acquisition targets you evaluated and the general bases on which you evaluated each of your potential acquisition targets. To the extent you entered into discussions or had term sheets with your potential acquisition targets, please revise to state as much and include information on how you determined to cease discussions with such parties.

Response: The Company has revised the disclosure on page 147.

6.	We note on page 141 that Mr. Casdin has a had a “familiarity” with SomaLogic for a number of years. Please clarify what you mean by “familiarity” and, if known, please disclose the year that Mr. Casdin first became familiar with SomaLogic. If Mr. Casdin or his affiliates previously conducted due diligence on SomaLogic or otherwise previously pursued a transaction with SomaLogic please disclose this or tell us why you do not believe it is material information.

Response: The Company has revised the disclosure on page 146.

7.	We note that “SomaLogic had been in conversations with a separate SPAC in which an affiliate of Mr. Casdin and Casdin Capital was a sponsor, which conversations ceased upon that separate special purpose acquisition corporation entering into an exclusivity arrangement with a different business combination target.” Please provide the name of the affiliate, the relationship of the affiliate to Eli Casdin and Casdin Capital and the relevant dates for these events surrounding the potential SPAC acquisition by the other entity. In that light, please describe the nature of any conversations, including whether any information or term sheets were exchanged.

Response: The Company has revised the disclosure on page 147.

8.	We note that on December 20, 2020, Cowen provided a general update on valuations of public trading comparables in the life science tools and diagnostic sector and benchmarked recent IPO and SPAC merger transactions to provide illustrative valuations for SomaLogic. Please provide the details on the valuations of the public company comparables and benchmarking for the IPO and SPAC merger transactions.

Response: In response to your comment, the Company has updated the Proxy Statement on page 146 to include additional disclosure regarding the valuations of the public company comparables and benchmarking for the IPO and SPAC merger transactions.

US Securities and Exchange Commission June 25, 2021

9.	We note that the initial LOI included the following terms: “(i) three members of the CMLS II team would join the board of directors of the combined public company, (ii) the pre-money equity value of SomaLogic of $1.2 billion; (iii) sources of funds would be expected to include up to $276 million of cash available from the trust account and $225 million from existing Forward Purchase Agreements and from certain institutional investors under private placement agreements.” Please describe the basis for the initial valuation and how you came to it.

Response: The Company has updated the Proxy Statement on page 147 to include additional disclosure regarding a description of the valuation methodology.

10.	Please describe the key details of the discussions on March 8-9, 2021, including any basis for changes in financial and non-financial value considerations. Please also describe the basis for the four key changes that resulted from discussions from March 23-28, 2021.

Response: The Company has revised the disclosure on page 148.

11.	We note that on March 21, 2021, the CMLS II board determined that Mr. Casdin would continue to provide his views on SomaLogic to the CMLS II board, but he would recuse himself from discussions and any vote on whether to proceed with the proposed Business Combination with SomaLogic. Please provide additional detail surrounding how and in what capacity Mr. Casdin presented his views on SomaLogic, including whether Mr. Casdin was provided information, including any written materials, regarding SomaLogic and the Business Combination, and whether he was subject to any non-disclosure or similar restrictions imposed by either company. In addition, please disclose how the companies handled Mr. Cadin’s role as the chief executive officer of CMLS II, clarifying the extent to which he was involved in or with the Business Combination in that role.

Response: The Company has revised the disclosure on page 149.

Selected Companies Analysis, page 150

12.	We note that Houlihan Lokey reviewed “certain financial data for selected companies with publicly traded equity securities, that Houlihan Lokey deemed relevant.” Please revise to state the criteria the advisor used to select comparable companies. If any companies were excluded from the selection criteria, please state as much and disclose the reason for excluding such companies. In this light, we note that Houlihan Lokey included Quanterix Corporation and Seer, Inc. in its comparable company analysis, but none of the other publicly traded competitors (OLink and Nautilus) that were identified in the Competition section on page 223. Please tell us whether these companies were considered.

Response: The Company has revised the disclosure on page 157. The Company supplementally advises the Staff that no companies identified by Houlihan Lokey as meeting its selection criteria were excluded from the selected companies analysis. OLink priced its initial public offering on March 25, 2021. As such, only one full day of trading data for OLink stock was available when Houlihan Lokey rendered its opinion to the Company’s board on March 28, 2021. With respect to Nautilus, its equity securities were not publicly traded at the time Houlihan Lokey rendered its opinion, having announced, but not yet consummated, its acquisition by a special purpose acquisition company.

US Securities and Exchange Commission June 25, 2021

Certain SomaLogic Projected Financial Information, page 152

13.	We note the key elements of the SomaLogic projections provided to CMLS II. We note that these projections reflect an expectation of low increases in cost of revenue and research and development in 2022 and 2023, compared to an expectation of larger increases in revenue for the same periods. On page 238 SomaLogic states that it expects “cost of assay services revenue to increase in absolute dollars as we grow our sample volume and make increased investments in laboratory automation and facilities” and on page 208, SomaLogic states that it has “approximately 7,000 protein target measurements as of 2021, with planned development of reaching approximately 10,000 in the next 24 months,” indicating an anticipated rise in cost of revenue. We also note SomaLogic’s statement on page 236, regarding expected increases in research and development efforts in connection with developing an launching new products. Please provide additional information with respect to the underlying assumptions of the SomaLogic projections.

Response: The Company has revised the projection disclosures on page 160. Additionally, the Company has removed references on page 246 to investments in laboratory automation and facilities as these planned investments are expected beyond the Company’s disclosed projected financial information time period. In relation to the protein target measurement expansion, the Company has revised the disclosure on page 245 in the section entitled “SomaLogic’s Management’s Discussion and Analysis of Financial Condition and Analysis of Financial Condition and Results of Operations” to clarify the relationship between the expansion of protein target measurements and cost of revenue. Further, the Company has revised the disclosure on page 160 to clarify the connection between expected increases in research and development efforts and developing and launching new products. The primary increase in research and development expenses is included in the 2021 projection as it primarily relates to the Company’s expected upfront investments to hire additional employees and consultants for research and development efforts.

US Securities and Exchange Commission June 25, 2021

SomaLogic’s Business, page 199

14.	We note your statements that “[w]e have built an integrated proteomics platform capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection, high reproducibility and at low costs” and “[t]he global addressable market opportunity across these markets combined was valued at approximately $90 billion in 2020. The proteomics market focused on life sciences research applications is valued to be approximately $50 billion, consisting of approximately $30 billion for basic research and discovery, and approximately $20 billion for translational research and pharmaceutical development.” We also note your statement that “[a]ccording to research, approximately 90% of current FDA-approved drugs and drugs in development target a protein, which highlights the importance of proteomics and its ability to provide customers with actionable biological insights that can accelerate development and patient care.” Please provide support for these statements or characterize them as your beliefs. With respect to the research you cite, if any reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: The Company has revised the disclosure on page 207 to include citations to publicly available, third-party sources that support the statements noted above, as applicable. We note that the statement that “[w]e have built an integrated proteomics platform capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection, high reproducibility and at low costs” is based on SomaLogic’s internal models and testing specifications with respect to its products and the Company has included appropriate disclosure in the Proxy Statement to qualify such statement.

15.	We note that you have “several industry partnerships” and “collaboration agreements.” Please file any material agreements associated with such relationships as exhibits and revise your disclosure to include a description of the material terms of such agreements. Specifically, we note your revenue sharing agreement with NEC Solution Innovators, Ltd. Please describe the material terms of this agreement and explain the milestones that must be accomplished in order to petition the Japanese National Health Services for use of SomaSignal tests in the annual government funded health check. If there is no assurance that you will be successful in petitioning the Japanese National Health Services, please revise to state as much. Please also file your agreements with Novartis, Amgen, Bristol Myers Squibb, and the “certain biotechnology company” that you reference on page 221, or in the alternative, please tell us why you are not required to do so.

Response: The Company has revised its disclosure to include a summary of the Novartis and Amgen agreements on page 228 and has included the agreements as Exhibits 10.33 and 10.34 to the registration statement, respectively. Other agreements mentioned in the Proxy Statement, including agreements with NEC Solution Innovators and Bristol Myers Squibb are not material agreements as determined pursuant to Item 601 of Regulation S-K and have therefore not been filed with the Proxy Statement. We note that a summary of the material terms of the agreement with NEC Solution Innovators is included in the Notes to SomaLogic’s Consolidated Financial Statements on page F-55 and a cross reference to such summary has been added to the Proxy Statement on page 216. The Company has also updated its disclosure on page 216 to note that there is no assurance that SomaLogic will be successful in petitioning the Japanese National Health Services for use of the SomaSignal tests in the annual government funded health check. The Company has also included additional disclosure in the risk factor on page 86 regarding regulatory approvals to include reference to such approval from the Japanese National Health Services.

US Securities and Exchange Commission June 25, 2021

16.	Please disclose how many of your patents are issued and how many are pending. Of the patents issued, please disclose the type of patent protection that you hold.

Response: The Company has revised the disclosure on page 221.

Forum Selection Clause, page 270

17.	We note that your exclusive forum provision does not apply to actions brought to enforce any duty or liability created by the Exchange Act. We also note that the federal district courts of the United States will be, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please include a risk factor to discuss the material risks associated with your exclusive forum provision, including that such provision may raise questions of enforceability, result in increased costs to bring a claim, and may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, as well as any other associated risks.

Response: The Company has updated the Proxy Statement on page103 to include an additional risk factor regarding the material risks associated with the exclusive forum provisions that may have the effect of discouraging lawsuits against the Company or its directors, officers or employees.

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US Securities and Exchange Commission June 25, 2021

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 or Matt Kautz at (212) 819-8395 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Keith Meister, Chairman, CM Life Sciences II, Inc.

Brian Emes, Chief Financial Officer, CM Life Sciences II, Inc.

Joel Rubinstein, Matthew Kautz, Andrew J. Ericksen, White & Case LLP

Herbert F. Kozlov, Ari Edelman, Jared Kelly, Lynwood Reinhardt, Reed Smith LLP